Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (each a “Shareholder”) of Highlander Silver Corp. (“Highlander” or the “Company”) will be held at Suite 555 – 999 Canada Place, Vancouver, BC, Canada V6C 3E1 on June 25, 2026, at 11:00 am (Vancouver time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and to authorize the board of directors to set their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular (the “Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on April 30, 2026, for purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders and beneficial Shareholders will still receive a proxy form or VIF enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered Shareholders and beneficial Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile at www.sedarplus.ca or at https://www. highlandersilver.com/investors/agm/.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone toll-free at 1-888-442-2224 or by email at info@highlandersilver.com.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, Endeavor Trust Corporation, in accordance with the instructions in the Proxy not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive a VIF from the Transfer Agent, please complete and return the VIF in accordance with the instructions provided by the Transfer Agent. If you do not complete and return the VIF in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of May 12, 2026

BY ORDER OF THE BOARD OF DIRECTORS

“Daniel Earle”

DANIEL EARLE

President and Chief Executive Officer

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your Common Shares on your behalf.

INFORMATION CIRCULAR

(information as at May 12, 2026 except as otherwise indicated)

PERSONS MAKING THE SOLICITATION

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Highlander Silver Corp. (“Highlander” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the holders (each a “Shareholder”) of common shares (each a “Common Share”) of the Company to be held on June 25, 2026 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally, by telephone or other means of communication by the directors, officers, employees and agents of the Company. All costs of this solicitation will be borne by the Company. Unless otherwise indicated, all dollar amounts in this Circular are in Canadian dollars.

NOTICE AND ACCESS

The Company is using notice-and-access procedures (“Notice and Access”) to deliver its 2026 Meeting materials to its Shareholders. The Notice and Access procedures are a mechanism which allows reporting issuers to choose to deliver proxy-related materials to registered shareholders and non-registered shareholders by posting such materials on a non-SEDAR+ website rather than delivering such materials by mail.

The Meeting materials have been posted in full on the Company’s website at https://www.highlandersilver.com/investors/agm/ and under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting materials together with the Notice of Meeting and form of proxy or voting instruction form.

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone at 1-888-442-2224 or by email at info@highlandersilver.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to received proxies, it is suggested that a Shareholder ensure their request is received no later than June 4, 2026.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company or both. A Shareholder wishing to appoint some other person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting, or any adjournment or postponement thereof, has the right to do so, either by inserting such person’s name in the blank space provided in the proxy and striking out the two printed names, or by completing another valid proxy. A Proxy will not be valid unless it is completed, dated and signed and delivered to Endeavor Trust Corporation, in accordance with the instructions in the Proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

NON-REGISTERED HOLDERS

Only registered Shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a Proxy or vote at the Meeting in person. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company is taking advantage of those provisions of NI 54-101 that permit the Company to deliver proxy-related materials to the Company’s NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice and Access Notice and related documents through their respective broker or other intermediary. These VIFs are to be completed and returned in line with the instructions provided by each NOBO’s respective broker or other intermediary. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided by their broker or other intermediary. If a NOBO or a nominee of the NOBO is appointed as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact their broker or other intermediary who provided the instructions to arrange to change their vote in sufficient time in advance of the Meeting.

The Company does not intend to pay for intermediaries to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their intermediary assumes the costs of delivery.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF form to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a Proxy. NOBOs and OBOs who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their Proxy in accordance with the revocation procedures set out below.

All references to Shareholders in this Circular, the accompanying Proxy and Notice of Meeting of Shareholders are to Registered Shareholders unless specifically stated otherwise.

REVOCABILITY OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1200-750 W. Pender Street Vancouver, British Columbia Canada, V6C 2T8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed Proxy in favour of persons designated as proxyholders in the enclosed Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the Proxy, be voted in accordance with the specification made in such Proxy.

If, however, direction is not made in respect of any matter, the Proxy will be voted as recommended by management of the Company.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, the persons designated by management as proxyholders in the enclosed Proxy will have the discretion to vote in accordance with their judgment on such matters or business. At the time of the printing of this Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Company have set April 30, 2026, as the record date (the “Record Date”) for determining which Shareholders shall be entitled to receive a notice of and to vote at the Meeting.

As at the Record Date, there were a total of 203,423,418 Common Shares issued and outstanding. Each Common Share entitles the Shareholder(s) thereof to one vote for each Common Share shown as registered in the Shareholders’ name on the Record Date. Only Shareholders of record holding Common Shares at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a valid Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each share registered in that Shareholder’s name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, as at May 12, 2026, no Shareholders of the Company beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except for the following:

Name	Number of Common Shares Beneficially Owned	Percentage of Issued Common Shares
Richard Warke(1)	46,945,834	23.08%

(1)	Richard Warke indirectly holds (i) 26,916,667 Common Shares through Augusta Ozama Investment Limited Partnership, a partnership controlled by Mr. Warke; and (ii) 20,029,167 Common Shares through Augusta Investments Inc., a company controlled by Mr. Warke.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set out in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the report of the Company’s auditors thereon, which were filed on SEDAR+ at www.sedarplus.ca on March 30, 2026, will be presented to the Company’s Shareholders at the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which they are ordinarily resident, all offices of the Company now held by them, their principal occupation, business or employments of each proposed director within the preceding five years, the date they were first appointed as a director of the Company and the number of Common Shares beneficially owned by them, directly or indirectly, or over which they exercises control or direction, as at the date Record Date.

Name, Position with Company, Province or State and Country of Residence	Date First Appointed as Director	Present and Principal Occupation During the Past Five Years(2)	Number of Common Shares beneficially owned or over which control or direction is exercised(1)
Richard W. Warke BC, Canada	October 21, 2024	Executive Chairman of Titan Mining Corporation since 2012; Executive Chairman of Augusta Gold Corp. from 2021 to 2025; Executive Chairman of Solaris Resources Inc. from 2020 to 2024; President and CEO of Armor Minerals Inc. since 2015, all mining companies.	46,945,834
Daniel Earle ON, Canada	June 12, 2025	President and CEO of the Company since January 2025; President and CEO of Solaris Resources Inc., a mining company, from 2019 to 2024.	5,291,002
Jerrold Annett(3)(4)(5) ON, Canada	October 21, 2024	Senior VP, Strategy & Capital Markets, Capstone Copper, a mining company, from 2019 to 2024.	2,406,970
Poonam Puri(3) ON, Canada	May 12, 2026	Professor of Law and former Associate Dean, Osgoode Hall Law School, York University since 1997; Founder & President, Puri Consulting Limited since 2003; Corporate/Securities Lawyer, Davies Ward Phillips & Vineberg LLP since 2016.	Nil
Javier Toro AZ, USA	October 21, 2024	Chief Operating Officer of Solaris Resources Inc., a mining company, since 2024. Vice President, Mining Technical Services at Hudbay Minerals Inc., a mining company, with prior executive and director-level roles in mining, technical services, and mine optimization, from 2016 to 2023.	50,000
Thomas Whelan(3)(4)(5) BC, Canada	October 21, 2024	Executive Vice President and Chief Financial Officer of Coeur Mining, Inc., a producing mining company, since 2019.	40,000

(1)	Statements as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors named above are, in each instance, based upon information furnished by the individual concerned and is calculated as at the Record Date.
(2)	Details with respect to other directorships for each director can be found under “Statement of Corporate Governance Practices – Directorships”.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

Corporate Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

No proposed director of the Company is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to re-elect Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the directors to set their remuneration. Davidson & Company LLP were first appointed auditors of the Company on March 31, 2022.

Summary of Stock Option Plan

The purpose of the Company’s stock option plan (the “Option Plan”) is to secure for the Company and the Shareholders the benefits of the incentives inherent to Common Share ownership by officers, directors and other eligible persons who, in the judgment of the Board, will have a sufficient role in the Company’s growth and success.

Directors, officers and employees of, and consultants to, the Company or any of its subsidiaries, as well as employees of companies providing management services or support to the Company or any of its subsidiaries (each, an “Eligible Person”), are eligible to receive Option grants under the Option Plan. The Option Plan includes the following significant terms and restrictions:

●	The aggregate number of Common Shares that may be reserved for issuance pursuant to the Option Plan and all other Share Compensation Arrangements may not exceed 10% of the number of Common Shares issued and outstanding from time to time. Of this number, a maximum of 3,000,000 Common Shares may be granted as Incentive Stock Options.

●	Any Common Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option.

●	Upon the partial or full exercise of an Option, the Common Shares issued upon such exercise will automatically become available to be made the subject of a new Option, provided that the total number of Common Shares reserved for issuance under the Option Plan does not exceed 10% of the number of Common Shares then issued and outstanding.

●	The aggregate number of Common Shares reserved for issuance pursuant to the Option Plan or any other Share Compensation Arrangement to any one Participant may not exceed 5% of the number of Common Shares issued and outstanding at any time.

●	The aggregate number of Common Shares issuable pursuant to the Option Plan or any other Share Compensation Arrangement to Insiders may not exceed 10% of the number of Common Shares issued and outstanding at any time.

●	The aggregate number of Common Shares issued to Insiders pursuant to the Option Plan or any other Share Compensation Arrangement in any one-year period may not exceed 10% of the number of Common Shares then issued and outstanding.

Subject to the terms of the Option Plan, the Exercise Price for each Common Share subject to an Option will be determined by the Board at the time of the Option grant and may not be lower than the last closing price of a common share on the TSX preceding the time of the Option grant, rounded up to the nearest whole cent.

Options will vest and become exercisable at such time or times as may be determined by the Board on the date of the Option grant.

Unless the Board determines otherwise and subject to any accelerated termination in accordance with the Option Plan, each Option will expire on the fifth anniversary of the date on which it was granted. In no event may an Option expire later than the tenth anniversary of the date on which it was granted. If the date on which an Option is scheduled to expire occurs during, or within ten business days after the last day of, a Black Out Period applicable to the Optionee, then the date on which the Option will expire will be extended to the last day of such ten business day period.

Options are non-assignable and non-transferable, with the exception of an assignment to a legal representative of the estate, by testate succession or by the laws of descent and distribution upon the death of an Optionee.

If an Optionee ceases to be an Eligible Person (other than by reason of death, permanent disability or termination for cause), the Optionee may exercise any vested Options for a period of 30 days after the Optionee ceases to provide services to the Company or any of its subsidiaries (or such other period as may be determined by the Board in its discretion, set out in the Optionee's employment or consulting agreement or arrangement, if applicable, or prescribed by law), subject to the earlier expiry of the Options. If an Optionee ceases to be an Eligible Person by reason of death, the Optionee’s heir may exercise any vested Options for one-year following the date of the Optionee’s death, subject to the earlier expiry of the Options. If an Optionee ceases to be an Eligible Person while on permanent disability, the Optionee or his legal representatives may exercise any vested Options until the expiry of the Options. If an Optionee is dismissed for cause, any Options (whether vested or unvested) held by such Optionee shall terminate immediately upon receipt by the Optionee of notice of such dismissal.

If a “Change of Control” (as defined below) occurs, the Board may, in its discretion, (a) amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of any outstanding Option or the Option Plan, any outstanding Option may be exercised in whole or in part by the Optionee and/or (b) determine that all holders of outstanding Options with an exercise price equal to or greater than the price per Common Share provided for in the transaction giving rise to such Change of Control shall be entitled to receive and shall accept, immediately prior to or concurrently with the transaction giving rise to such Change of Control, in consideration for the surrender of such Options, the value of such Options determined in accordance with the Black and Scholes Option Pricing Model, as determined by the Board.

The Board may from time to time, subject to applicable law and any required approval of the TSX, any other regulatory authority, or the Shareholders, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any Option granted thereunder; provided that no such amendment, revision, suspension, termination or discontinuance can adversely affect the rights of an Optionee under any previously granted Option except with the consent of that Optionee.

Shareholder approval shall not be required for the following amendments, subject to any regulatory approvals, including, where required, the approval of the TSX:

1.	amendments to the Option Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or any stock exchange;

2.	amendments of a “housekeeping”, clerical, technical or stylistic nature, which include amendments relating to the administration of the Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

3.	changing the terms and conditions governing any Option(s) granted under the Option Plan, including the vesting terms, the exercise and payment method, the Exercise Price and the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person;

4.	determining that any of the provisions of the Option Plan concerning the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person shall not apply for any reason acceptable to the Board;

5.	amendments to the definition of Eligible Person;

6.	changing the termination provisions of the Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option’s originally scheduled expiry date;

7.	changing the terms and conditions of any financial assistance which may be provided by the Company to Optionees to facilitate the purchase of Common Shares under the Option Plan, or adding or removing any provisions providing for such financial assistance;

8.	amendments to the cashless exercise feature set out in Section 2.8 of the Option Plan;

9.	the addition of or amendments to any provisions necessary for Options to qualify for favourable tax treatment to Optionees or the Company under applicable tax laws or otherwise address changes in applicable tax laws;

10.	amendments relating to the administration of the Option Plan; and

11.	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules or policies of any stock exchange upon which the Common Shares trade from time to time.

Notwithstanding anything contained in the Option Plan to the contrary, no amendment requiring the approval of the Shareholders under applicable law or the rules or policies of any stock exchange upon which the Common Shares trade from time to time shall become effective until such approval is obtained. In addition to the foregoing, approval by the Shareholders by ordinary resolution shall be required for:

1.	any amendment to the provisions of Section 3.9 of the Option Plan that is not an amendment within the nature of Sections 3.9(a)(i) and 3.9(a)(ii) of the Option Plan;

2.	any increase in the maximum number of Common Shares that can be issued under the Option Plan, except in connection with an adjustment made in accordance with the Adjustment Provisions;

3.	any reduction in the Exercise Price of an Option granted under the Option Plan (including the cancellation and re-grant of an Option, constituting a reduction of the Exercise Price of an Option), except in connection with an adjustment made in accordance with the Adjustment Provisions;

4.	any amendment to extend the expiry of an Option beyond its original Expiry Date;

5.	any amendment to Section 3.1(e) or Section 3.1(f) of the Option Plan to increase participation by Insiders; and

6.	any amendment to the provisions of the Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes, provided further that, in the case of any amendment or variance referred to (I) in clause (v) of Section 3.9(b) of the Option Plan, Insiders are not eligible to vote their Common Shares in respect of the required approval of the Shareholders, and (II) in clauses (iii), (iv) or (vi) of Section 3.9(b) of the Option Plan, Insiders who shall benefit from such amendment or variance are not eligible to vote their Common Shares in respect of the required approval of the Shareholders.

For the purposes of the Option Plan, “Change of Control” means the occurrence of any of the following events:

1.	any one person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company;

2.	any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; or

3.	the Board adopts a resolution to the effect that the circumstances in clause (1) or (2) of this definition have occurred or are imminent,

where such person or combination of persons referred to in clause (1) or (2) of this definition did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect control of the Company or its successor.

Securities Available for Grant Under the Option Plan

The Option Plan is “rolling” such that the number of securities granted under the Option Plan can be up to a maximum of 10% of the issued capital of the Company at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes. As of December 31, 2025, the Company was able to grant a maximum number of 13,091,068 Options, representing 10% of Common Shares outstanding. As of December 31, 2025, the Company has awarded 6,720,000 Options representing approximately 5.13% of the Common Shares outstanding and the Company had a further 6,371,068 remaining Options available for grant representing approximately 4.87% of the Common Shares outstanding.

Annual Burn Rate

The following table sets forth the annual “burn rate” of the Option Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology pursuant to Section 613(d) of the TSX Company Manual:

Annual Burn Rate(1)	2025	2024	2023(2)
Option Plan	5.90%	2.59%	2.79%

(1)	The burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.
(2)	The Company undertook a 2 for 1 share consolidation on October 17, 2023, the number of options granted and common shares is stated on a post consolidated basis.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, including any of its subsidiaries, other than the CEO and CFO at the end of the most recently completed financial year (the “Named Executive Officer(s)” or “NEO(s)”), excluding any executive officer whose total compensation does not exceed CAD$150,000. During the fiscal year ended December 31, 2025, the Company’s NEOs were: Daniel Earle (President and CEO), Sunny Lowe (CFO), Federico Velásquez (President, Peru), Sergio Gelcich (VP, Exploration), Arun Lamba (VP, Corporate Development), David Fincham (former President, CEO and Director), Stephen Brohman (former CFO and Corporate Secretary) and Richard Warke (former Interim President and CEO).

The Board has established a Compensation Committee whose mandate is to develop and recommend compensation policies and programs to the Board with the objective of ensuring the Company is able to attract, retain and motivate executives and key personnel to develop and implement the Company’s strategic goals. The Compensation Committee is comprised of Thomas Whelan (Chair) and Jerrold Annett. Members of the Compensation Committee have direct experience in executive compensation matters as directors or executives of other companies, which experience assists in evaluating the suitability of the Company’s compensation practices and policies.

In consultation with the CEO, the Compensation Committee reviews and recommends, as required on an annual basis, the process, evaluation and determination of the various elements of compensation for the Company’s executive officers. The Company is dependent on individuals with specialized skills and knowledge related to mining exploration and development of mineral prospects, corporate finance and management. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel with these skills and in view of the Company’s goals. In reviewing the compensation arrangements of the Company’s executive officers, the Compensation Committee will consider the fairness to Shareholders, the Company’s requirements and market competitiveness in order to attract and retain capable and experienced personnel, reward performance and such other objectives as the Compensation Committee considers advisable.

Compensation Consultants and Advisors

The Compensation Committee has the authority to engage independent consultants as necessary to assist it in performing its mandate including assessing the competitiveness of the Company’s compensation program.

No compensation consultants or advisors were retained by the Company during the most recently completed financial year.

Elements of Compensation

Compensation for the Company’s executive officers is comprised of three elements: base salary, discretionary bonus (“STIP”) and a long-term incentive program (“LTIP”) comprised of incentive stock options (“Options”) granted pursuant to the Company’s Option Plan. This compensation structure is intended to reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry.

Base Salary

Base salary for the Company’s executive officers is established taking into account each executive’s responsibilities, performance assessment and career experience. To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries may be reviewed annually by the Compensation Committee and adjusted to ensure that they remain competitive.

Bonus (STIP)

The STIP is intended to motivate and reward executives for the achievement of short-term goals and their contribution to the business objectives during the relevant year. Bonus payments under the STIP are paid at the discretion of the Board on the recommendations of the Compensation Committee (in consultation with management where appropriate) and may be based on a combination of individual and corporate performance against a target percentage of the executive’s salary as approved by the Board. Compared to other executives, the compensation of the CEO is weighted more against the Company’s performance. Details regarding the target bonus for each NEO is set out below in the summaries of each NEO’s employment agreement under “NEO Employment Agreements”.

Long Term Incentive Compensation (LTIP) – Stock Options

The Option Plan is “rolling” such that the number of securities granted under the Option Plan can be up to a maximum of 10% of the issued capital of the Company at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

The purpose of the Option Plan is to ensure that an incentive exists to maximize Shareholder value by aligning executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company.

The Option Plan will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of Options to be granted to the executive officers, the Board will take into account the number of Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Options (ensuring that such grants are in accordance with the policies of the Toronto Stock Exchange), and closely align the interests of the executive officer with the interests of Shareholders.

Compensation Governance

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. The Compensation Committee is comprised of Thomas Whelan (Chair) and Jerrold Annett, both of whom are independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals and setting director and executive officer compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable, pursuant to the following principles: (a) to offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and in accordance with the budget approved by the Board from time to time; and (b) to act in the best interests of the Company by being financially responsible. During the most recently completed fiscal year, the Board did not retain a professional executive compensation consultant.

Risk Considerations

During the most recently completed fiscal year, the Compensation Committee of the Board generally considered the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee believes the Company’s compensation policies alleviate risk by having a balance of short-term and long-term compensation. The Compensation Committee will also evaluate the risks and make adjustments to the Company’s compensation policies as necessary.

Executive compensation is comprised of both short-term compensation in the form of a base salary and an incentive cash bonus plan, and long-term ownership through the grant of Options. This structure ensures that a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term Shareholder value.

The Board also has the ability to set out vesting periods in respect of Options granted. As the benefits of such compensation, if any, are not realized by officers and directors until a period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is thereby limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the relatively small size of the Company’s current management group, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging

Pursuant to the Company’s Disclosure Policy, NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the annual percentage change in the Company’s cumulative total Shareholder return based on the assumption that C$100 was invested in the Company’s common shares on January 1, 2021, against the cumulative total Shareholder return of the S&P/TSX Composite Index and the TSX Global Mining Index for the five most recently completed years ended December 31, 2025. The Common Shares of the Company were previously listed for trading on the Canadian Securities Exchange and commenced trading on the Toronto Stock Exchange on May 13, 2025.

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of various elements including a base salary and bonus that may not necessarily correlate directly to the market price of the Company’s shares. In addition, the market price of a publicly traded stock, especially a junior resource issuer as is the case for the Company, may be affected by many variables that may not be directly related to NEO performance including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

The trend in overall compensation paid to the Company’s executives over the period has not specifically tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite Index.

Summary Compensation Table

The following table sets forth compensation awarded to, earned by, paid to, or payable to the NEOs of the Company’s for the three most recently completed fiscal years.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(3) ($)	Annual incentive plans(4)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Daniel Earle(2)	2025	500,000	N/A	1,124,010	350,000	N/A	N/A	Nil	1,974,010
President & CEO	2024	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
& Director	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
Sunny Lowe(5)	2025	360,000	N/A	466,312	225,000	N/A	N/A	Nil	1,051,312
CFO	2024	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
Federico Velásquez(6)	2025	350,000	N/A	168,602	175,000	N/A	N/A	Nil	693,602
President Peru	2024	Nil	N/A	123,636	Nil	N/A	N/A	Nil	123,636
& Director	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
Sergio Gelcich(7)	2025	320,208	N/A	251,091	113,750	N/A	N/A	Nil	685,049
VP, Exploration	2024	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
Arun Lamba(8)	2025	275,000	N/A	241,906	110,000	N/A	N/A	Nil	626,906
VP, Corporate	2024	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
Development	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
David Fincham(9)	2025	81,217	N/A	Nil	Nil	N/A	N/A	Nil	81,217
Former President,	2024	220,667	N/A	Nil	Nil	N/A	N/A	Nil	220,667
CEO & Director	2023	239,329	N/A	92,079	Nil	N/A	N/A	Nil	331,408
Stephen Brohman(10)	2025	15,000	N/A	Nil	Nil	N/A	N/A	Nil	15,000
Former CFO &	2024	115,888	N/A	Nil	Nil	N/A	N/A	Nil	115,888
Corporate Secretary	2023	70,738	N/A	Nil	Nil	N/A	N/A	Nil	70,738
Richard Warke(11)	2025	Nil	N/A	304,312	Nil	N/A	N/A	Nil	304,312
Former Interim President	2024	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
& CEO & Director	2023	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil

(1)	All NEOs are paid in Canadian dollars through a management services company equally owned by the Company and other companies related by virtue of certain directors and management in common.
(2)	Effective January 1, 2025, Mr. Earle was appointed President and CEO. Effective June 12, 2025, Mr. Earle was appointed as a director. Mr. Earle does not receive additional compensation for his role as a director.
(3)	For the fifteen months ended December 31, 2025, the fair value of the option-based awards was calculated using the industry standard Black-Scholes options pricing model using the following weighted average assumptions: expected life of five years (2024 – three years, 2023 – five years); annualized volatility of 91% (2024 – 125%, 2023 – 125%); a risk-free interest rate of 2.39% (2024 – 2.90%, 2023 – 3.55%); no dividend payments (2024 – nil, 2023 – nil). These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.
(4)	Annual incentive plans refer to bonus payments made under our STIP and include awards accrued for the year stated but paid the following year.
(5)	Effective January 1, 2025, Ms. Lowe was appointed CFO. Ms. Lowe’s salary was allocated by the management services company described in note (1), based on estimated time incurred on the Company’s affairs.
(6)	Effective February 9, 2024, Mr. Velásquez was appointed as a director. The option-based awards granted to Mr. Velásquez during the year ended September 30, 2024 were granted to him in his capacity as a director. Effective January 1, 2025, Mr. Velásquez was appointed President Peru.
(7)	Effective January 7, 2025, Mr. Gelcich was appointed VP, Exploration.
(8)	Effective January 1, 2025, Mr. Lamba was appointed VP, Corporate Development.

(9)	Mr. Fincham was appointed as President and CEO on September 1, 2022, and was appointed as a director on September 19, 2022. Mr. Fincham was compensated through an independent consulting agreement. Mr. Fincham resigned as President and CEO and as a director on October 21, 2024.
(10)	Effective April 29, 2020, Mr. Brohman was appointed CFO. Mr. Brohman was compensated through a services agreement with Donaldson Brohman Martin CPA Inc. (“DBM CPA”). During the fifteen months ended December 31, 2025, the Company was invoiced a total of $15,000 by DBM CPA for ongoing CFO consulting services. During the year ended September 30, 2024, the Company was invoiced a total of $115,888 by DBM CPA, of which $60,000 related to ongoing CFO consulting services and $55,888 related to additional services, including transactional advisory services and corporate tax compliance. Mr. Brohman resigned as Corporate Secretary and CFO on January 1, 2025.
(11)	Effective October 21, 2024, Mr. Warke was appointed as a director and Interim President and CEO. The option-based awards granted to Mr. Warke during the fifteen months ended December 31, 2025 were granted to him in his capacity as a director but are included here for completeness. Mr. Warke did not receive additional compensation for his role as Interim President and CEO and resigned as Interim President and CEO on January 1, 2025.

Termination and Change of Control Benefits

Other than as described below, there are no agreements, compensation plans, contracts or arrangements whereby a NEO is entitled to receive payments in the event of resignation, retirement or other termination of the NEO’s employment with Highlander, a Change of Control or a change in the NEO’s responsibilities following a Change of Control.

NEO Employment Agreements

The Company has entered into an employment agreement, letter agreement or consulting agreement with each NEO for an indefinite term. Such agreements provide for a base salary (as may be adjusted annually), a bonus, grant of Options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. Where applicable, the payment of a bonus is to be tied to corporate, operational and individual performance. The grant of Options and bonuses is at the discretion of the Board. Refer to the Summary Compensation Table above for compensation paid to, earned by or accrued for each NEO for the most recently completed fiscal year.

The following are principal terms of employment for each NEO as of the date of this Circular:

Daniel Earle, President and CEO

Mr. Earle is entitled to an annual base salary of C$500,000 and is eligible for a target bonus of up to 70% of his base salary. If Mr. Earle is terminated without cause or as a result of constructive dismissal at common law, Highlander will pay an amount in cash equal to one and one-half (1.5) times his then base annual salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Earle voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to three (3) times the aggregate of his then base annual salary and target bonus. In addition, all unvested securities granted under the Company’s securities compensation plan held by Mr. Earle at the time of a Change of Control will vest.

Sunny Lowe, CFO

Ms. Lowe is entitled to an annual base salary of C$375,000 and is eligible for a target bonus of up to 60% of her base salary. If Ms. Lowe is terminated without cause or as a result of constructive dismissal at common law, Highlander will pay an amount equal to six months of her then base annual salary plus one month for every year of service to a combined maximum of 12 months of her base salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Ms. Lowe voluntarily resigns within six months following a Change of Control, she will be entitled to an amount in cash equal to two (2) times the aggregate of her then base annual salary and target bonus and, in addition, all unvested securities granted under the Company’s securities compensation plan held by Ms. Lowe at the time of a Change of Control will vest.

Federico Velásquez, President, Latin America

Mr. Velásquez is entitled to an annual base salary of C$350,000 and is eligible for a target bonus of up to 50% of his base salary. If Mr. Velásquez is terminated without cause or as a result of constructive dismissal at common law, Highlander will pay an amount equal to six months of his then base annual salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Velásquez voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to two (2) times the aggregate of his then base annual salary and target bonus and all unvested securities granted under the Company’s securities compensation plan held by Mr. Velásquez at the time of a Change of Control will vest.

Sergio Gelcich, VP, Exploration

Mr. Gelcich is entitled to an annual base salary of C$325,000 and is eligible for a target bonus of up to 35% of his base salary. If Mr. Gelcich is terminated without cause or as a result of constructive dismissal at common law, Highlander will pay an amount equal to two months of his then base annual salary plus one month for every year of service to a combined maximum of 6 months of his base salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Gelcich voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to one and one-half (1.5) times the aggregate of his then base annual salary and target bonus and, in addition, all unvested securities granted under the Company’s securities compensation plan held by Mr. Gelcich at the time of a Change of Control will vest.

Arun Lamba, VP, Corporate Development

Mr. Lamba is entitled to an annual base salary of C$275,000 and is eligible for a target bonus of up to 40% of his base salary. If Mr. Lamba is terminated without cause or as a result of constructive dismissal at common law, Highlander will pay an amount equal to two months of his then base annual salary plus one month for every year of service to a combined maximum of 6 months of his base salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Lamba voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to one and one-half (1.5) times the aggregate of his then base annual salary and target bonus and, in addition, all unvested securities granted under the Company’s securities compensation plan held by Mr. Lamba at the time of a Change of Control will vest.

Estimated Payment on Termination without Cause or as a Result of Constructive Dismissal

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination without cause or as a result of constructive dismissal, assuming a triggering event occurred on December 31, 2025.

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination without cause or as a result of constructive dismissal, assuming a triggering event occurred on December 31, 2025.

	Multiple	Base Salary(1) ($)	Bonus ($)	Equity ($)	Total ($)
Daniel Earle President & CEO & Director	1.5	750,000	Nil	Nil	750,000
Sunny Lowe CFO	0.9	320,313	Nil	Nil	320,313
Federico Velásquez President Peru & Director	0.5	175,000	Nil	Nil	175,000
Sergio Gelcich VP, Exploration	0.2	79,607	Nil	Nil	79,607
Arun Lamba VP, Corporate Development	0.3	68,750	Nil	Nil	68,750

Estimated Payment on a Change of Control

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination on a change of control, assuming a triggering event occurred on December 31, 2025.

	Multiple	Base Salary ($)	Bonus ($)	Equity(1) ($)	Total ($)
Daniel Earle President & CEO & Director	3	1,500,000	1,050,000	6,765,000	9,315,000
Sunny Lowe CFO	2	750,000	450,000	2,775,500	3,975,500
Federico Velásquez President Peru & Director	2	700,000	350,000	1,353,000	2,403,000
Sergio Gelcich VP, Exploration	1.5	480,312	168,109	1,494,500	2,142,921
Arun Lamba VP, Corporate Development	1.5	412,500	165,000	1,238,000	1,815,500

(1)	Equity value represents the calculated value of the unvested stock options that would vest at December 31, 2025 as a result of termination and is not impacted by the applicable multiple. At December 31, 2025, the closing price of the Company’s shares on the Toronto Stock Exchange was C$5.31.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all awards outstanding at the end of the most recently completed financial year held by each NEO including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration Date	Value of unexercised in-the-money options (C$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(1)	Market or payout value of vested share-based awards not paid out or distributed (C$)(1)
Daniel Earle	2,000,000	0.80	21-Oct-29	9,020,000	N/A	N/A	N/A
President & CEO & Director
Sunny Lowe	650,000	1.04	2-Jan-30	2,775,500	N/A	N/A	N/A
CFO
Federico Velásquez	350,000	0.55	12-Mar-27	1,666,000	N/A	N/A	N/A
President Peru & Director	300,000	0.80	21-Oct-29	1,353,000
Sergio Gelcich	350,000	1.04	2-Jan-30	1,494,500	N/A	N/A	N/A
VP, Exploration
Arun Lamba	250,000	1.04	2-Jan-30	1,067,500	N/A	N/A	N/A
VP, Corporate Development	50,000	1.90	7-Apr-30	170,500

(1)	On December 31, 2025, the closing price of the Company’s shares on the Toronto Stock Exchange was C$5.31. Value is calculated for vested plus unvested options on December 31, 2025.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the awards had been exercised on the vesting date for each NEO:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year(1) (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Daniel Earle President & CEO & Director	1,335,000	N/A	N/A
Sunny Lowe CFO	Nil	N/A	N/A
Federico Velásquez President Peru & Director	Nil	N/A	N/A
Sergio Gelcich VP, Exploration	Nil	N/A	N/A
Arun Lamba VP, Corporate Development	Nil	N/A	N/A

(1)	Represents the value of stock options vested during the fifteen months ended December 31, 2025 calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price. When a quoted market price was not available on the vesting date, the value of stock options vested was calculated using the previous days’ closing market price.

Pension Plan Benefits

The Company does not provide pension or retirement benefits for its directors or executive officers.

Director Compensation

The following table sets forth all amounts of compensation provided to a director of the Company that is not an NEO for the fifteen months ended December 31, 2025.

Name	Fees earned	Share-based awards	Option-based awards ($)(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Richard Warke(2)	N/A	N/A	304,312	N/A	N/A	N/A	304,312
Thomas Whelan	N/A	N/A	196,702	N/A	N/A	N/A	196,702
Javier Toro	N/A	N/A	196,702	N/A	N/A	N/A	196,702
Jerrold Annett	N/A	N/A	196,702	N/A	N/A	N/A	196,702

(1)	For the fifteen months ended December 31, 2025, the fair value of the option-based awards was calculated using the industry standard Black-Scholes options pricing model using the following weighted average assumptions: expected life of five years; annualized volatility of 91%; a risk-free interest rate of 2.39%; no dividend payments. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

(2)	While Mr. Warke is technically an NEO by virtue of acting as interim President and CEO from October 21, 2024, to January 1, 2025,

Directors’ outstanding share based and option-based awards

The following table sets forth, for each director of the Company that is not a NEO, all awards outstanding at the end of the fifteen months ended December 31, 2025 including awards granted before this period. During the fifteen months ended December 31, 2025 and prior years, the only type of award granted to the Company’s directors has been incentive stock options.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration Date	Value of unexercised in-the-money options(1) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) (C$)	Market or payout value of vested share- based awards not paid out or distributed(1) (C$)
Richard Warke	350,000	0.80	21-Oct-29	1,578,500	N/A	N/A	N/A
	150,000	1.04	2-Jan-30	640,500	N/A	N/A	N/A
Thomas Whelan	350,000	0.80	21-Oct-29	1,578,500	N/A	N/A	N/A
Javier Toro	350,000	0.80	21-Oct-29	1,578,500	N/A	N/A	N/A
Jerrold Annett	350,000	0.80	21-Oct-29	1,578,500	N/A	N/A	N/A

(1)	On December 31, 2025, the closing price of the Company’s shares on the Toronto Stock Exchange was C$5.31. Value is calculated for vested plus unvested options on December 31, 2025.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the stock options under the option-based award had been exercised on the vesting date in 2025 for each listed director:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Richard Warke	467,250	N/A	N/A
Thomas Whelan	467,250	N/A	N/A
Javier Toro	467,250	N/A	N/A
Jerrold Annett	467,250	N/A	N/A

(1)	Represents the value of stock options vested during the fifteen months ended December 31, 2025 calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price. When a quoted market price was not available on the vesting date, the value of stock options vested was calculated using the previous days’ closing market price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity compensation plans approved by securityholders	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options (C$)	Number of securities remaining available for future issuance under equity compensation plans(1)
Option Plan	6,720,000	$0.83	6,371,069

(1)	Based on 10% of the Company's issued and outstanding common shares at December 31, 2025 less stock options outstanding at December 31, 2025. The aggregate number of securities available for issue under the Stock Option Plan of the Company represents 4.87% of the Company's issued and outstanding shares at December 31, 2025.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). These Guidelines are not prescriptive but have been used by the Company to the extent possible in adopting its corporate governance practices.

About the Board

The Board has overall responsibility for corporate governance matters through:

●	developing and approving corporate policies and guidelines;

●	assisting in the definition of corporate objectives and assessing key plans; and

●	evaluating performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as industry best practices. The Board, as a whole or through its audit committee, periodically reviews and assesses the Company’s policies and guidelines, as well as its governance practices, to ensure they are appropriate and current.

The Board is composed of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company.

Considering that the directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of directors, the Board has determined that additional standing committees are not necessary at this time.

In addition, the Board relies on management to ensure the Company is conducting its everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees. The Company is not indebted to any of its directors.

Composition of the Board and Independence

The Board currently consists of seven directors, three of whom, Mr. Annett, Mr. Whelan, and Ms. Puri, the Board considers to be independent directors under National Instrument 58-101 – Disclosure of Corporate Governance Practices. They are independent of management and have no direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such board member’s independent judgment. Mr. Warke is “Not Independent” due to his significant ownership of the Company. Mr. Earle is “Non-Independent” as he is the President and CEO of the Company. Mr. Velasquez is “Non-Independent” because he is President, Peru of the Company. Mr. Toro is “Non-Independent” as he is a consultant of the Company. On this basis, the Company’s Board is not majority independent. Mr. Toro only became “Non-Independent” in 2026. Mr. Velasquez is not standing for re-election at the Meeting and the Company therefore anticipates having half the Board comprised of independent directors following the Meeting

Directorships

The Board nominees are directors of other reporting issuers as follows:

●	Richard W. Warke is a director of Titan Mining Corporation, Solaris Resources Inc. and Armor Minerals Inc.

●	Jerrold Annett is a director of Zena Mining Corp., Pecoy Copper Corp. and Summit Royalties Ltd.

●	Poonam Puri is a director of Colliers International Group Inc., DRI Healthcare Trust, and Propel Holdings Inc.

The independent directors of the Company may hold scheduled meetings at which non-independent directors and members of management are not in attendance. During the most recently completed year, the Audit Committee held one meeting. As the Compensation Committee and Nominating and Governance Committee were only constituted in 2025, they have not yet held meetings.

During the most recently completed financial year, the Board held four formal meetings at which all then-elected Board members were in attendance.

Term Limits

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. No term limits have been adopted for directors so far. However, the Company may consider adopting term limits for directors in the future.

Board Mandate

The Board does not have a formal written mandate.

Position Descriptions

The Board has not developed formal written position descriptions for the Chair of the Board or for the Chairs of the Audit, Compensation, or Nominating and Corporate Governance Committees. However, each committee has a charter governing its function. Certain of the Board members are also directors of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to their responsibilities. The Board has also not developed a formal position description for the CEO. However, employment duties for the CEO are identified in the CEO’s employment agreement. In addition, the CEO has considerable prior industry experience and is therefore knowledgeable and experienced in his capacity as such and the role designated for him.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation including written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings as applicable, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Company’s directors, the Company supports training or education in areas relating to their role as a director of the Company; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and as a requirement to meet its responsibilities to the Company’s Shareholders. The Board has adopted a Code of Conduct and Business Ethics (the “Code”) to which all employees, officers, and directors are expected to adhere. A copy of the Code is available on the Company’s website at www.highlandersilver.com. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will promptly disclose any material waivers from the requirements of the Code granted to our directors or executive officers following the waiver. There have been no waivers to the Code since it was adopted.

The Board, through its meetings and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations. Management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

Nomination of Directors

The process by which the Board identifies new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and consider the background, expertise, qualifications and skill sets, to the needs of the Company and recommend the appointment of the potential candidate to the Board as a whole.

During the most recently completed fiscal year, all members of the Nominating and Corporate Governance Committee were independent directors in accordance with NI 58-101. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Company in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. During the most recently completed fiscal year, the Compensation Committee was comprised of independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. Each of the committee members’ significant board and management experience give the committee members direct experience that is relevant to their roles in executive compensation and enable the committee to make decisions on the suitability of the Company’s compensation policies and practice. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Company as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals.

Board Committees

The Board does not have any standing committees other than the Audit Committee, Compensation Committee, and Nominating and Governance Committee. Further information regarding the Audit Committee is contained in the Company’s most recent Annual Information Form (the “AIF”) under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Schedule A. The AIF is available under the Company’s profile at www.sedarplus.ca.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed fiscal year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed fiscal year, other than information disclosed in this Circular or otherwise disclosed in the Company’s continuous disclosure record, no directors or executive officers of the Company or a subsidiary of the Company nor a proposed nominee for election to the Board, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, had or has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Shareholders’ Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca under the profile ‘Highlander Silver Corp.’ and the Company’s website www.highlandersilver.com.

Financial information is provided in the Company’s consolidated audited financial statements and in the management’s discussion and analysis (“MD&A”) for its most recently completed fiscal year. Shareholders may request copies of the Company’s audited consolidated financial statements and MD&A by contacting the Company at (604) 687-1717.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Toronto, Ontario, this 12th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Daniel Earle
Daniel Earle
President & Chief Executive Officer

SCHEDULE A – STOCK OPTION PLAN

[Attached.]

STOCK OPTION PLAN

HIGHLANDER SILVER CORP.

(the “Company”)
June 12, 2025

ARTICLE 1
INTRODUCTION

1.1	Purpose of Plan

The purpose of the Plan is to secure for the Company and its shareholders the benefits of the incentives inherent to share ownership by directors, officers, key employees and consultants of the Company and its Subsidiaries who, in the judgment of the Board, will be largely responsible for Company’s future growth and success.

1.2	Definitions

(a)	“Adjustment Provisions” has the meaning set out in Section 2.20.

(b)	“Associate” has the meaning ascribed thereto in the Securities Act.

(c)	“Black Out Period” means any period during which a policy of the Company prevents an Optionee from trading in the Company’s securities.

(d)	“Board” means the board of directors of the Company, or any committee of the board of directors to which administration of the Plan has been delegated.

(e)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of British Columbia, on which commercial banks in the City of Vancouver are open for business;

(f)	“Change of Control” means the occurrence of any of the following events:

(i)	any one person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company;

(ii)	any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; or

(iii)	the Board adopts a resolution to the effect that the circumstances in clause (i) or (ii) of this definition have occurred or are imminent,

where such person or combination of persons referred to in clause (i) or (ii) of this definition did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect control of the Company or its successor.

(g)	“Company” means Highlander Silver Corp., a corporation duly incorporated under the laws of the Province of British Columbia, and includes any successor corporation thereto.

(h)	“Consultant” means a “consultant” (as such term is defined in NI 45-106) that has been engaged to provide services to the Company or any of its Subsidiaries for an initial, renewable or extended period of 12 months or more.

(i)	“Director” means a director of the Company or any of its Subsidiaries.

(j)	“Eligible Person” means any Director, Officer, Employee, Management Company Employee or Consultant, and includes a company that is wholly-owned by such persons.

(k)	“Employee” means an individual who is a bona fide employee of the Company or any Subsidiary of the Company and includes a bona fide permanent part-time employee of the Company or any Subsidiary of the Company.

(l)	“Exchange” means the TSX or, if the Board in its discretion so determines, any other stock exchange or quotation system on which the Shares are, at the relevant time, listed or quoted for trading;

(m)	“Exercise Price” in respect of an Option, means the price per share at which Shares may be purchased under such Option, as the same may be adjusted from time to time in accordance with the Adjustment Provisions.

(n)	“Expiry Date” in respect of an Option, means the date determined by the Board at the time of grant on which the Option will expire.

(o)	“Heir” has the meaning set out in Section 3.2.

(p)	“Insider” has the meaning ascribed thereto in the TSX Company Manual.

(q)	“Management Company Employee” means an individual who (i) is a bona fide employee of a company that has been engaged to provide management services or support to the Company or any of its Subsidiaries under a written contract for an initial, renewable or extended period of 12 months or more and (ii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or any of its Subsidiaries.

(r)	“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time, or such other successor and/or additional regulatory rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern the trades of securities pursuant to the Plan.

(s)	“Notice of Cashless Exercise” means a notice, substantially in the form set out in Exhibit “C” hereto, or in such other form as may be approved by the Board from time to time, delivered by an Optionee to the Company providing notice of the cashless exercise of an Option previously granted to the Optionee pursuant to Section 2.8 of the Plan.

(t)	“Notice of Exercise” means a notice, substantially in the form set out in Exhibit “B” hereto, or in such other form as may be approved by the Board from time to time, delivered by an Optionee to the Company providing notice of the exercise or partial exercise of an Option previously granted to the Optionee.

(u)	“Offer” has the meaning set out in Section 2.16.

(v)	“Officer” means a senior officer of the Company or any of its Subsidiaries.

(w)	“Option” means an option to purchase Shares granted under the Plan.

(x)	“Optioned Shares” has the meaning set out in Section 2.16.

(y)	“Optionee” means a Participant to whom an Option has been granted under the Plan.

(z)	“Participant” means an Eligible Person who elects to participate in the Plan.

(aa)	“Plan” means this stock option plan, as the same may be further amended, restated, modified or supplemented from time to time, which replaces in its entirety the Company’s stock option plan dated May 11, 2020, as amended to October 21, 2024.

(bb)	“Securities Act” means the Securities Act (British Columbia), R.S.B.C., 1996 c.418, as amended from time to time.

(cc)	“Share Compensation Arrangement” means the Plan and any other stock option, stock option plan, employee stock purchase plan, share distribution plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Persons.

(dd)	“Shareholders” means the holders of Shares.

(ee)	“Shares” means the common shares of the Company.

(ff)	“Stock Option Plan Certificate” means the option certificate delivered by the Company to an Optionee, substantially in the form set out in Exhibit “A” hereto or in such other form as may be approved from time to time by the Board.

(gg)	“Subsidiary” has the meaning ascribed thereto in the Securities Act.

(hh)	“TSX” means The Toronto Stock Exchange.

(ii)	“TSX Company Manual” means the Company Manual of the TSX, as amended from time to time, including such Staff Notices of the TSX from time to time which may supplement the same.

(jj)	“U.S. Option Holder” means an Option Holder who is a U.S. Person or who is holding or exercising Options in the United States.

(kk)	“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act and generally includes, but is not limited to, any natural person resident in the United States, any partnership or corporation organized under the laws of the United States and any estate or trust of which any executor, administrator or trustee is a U.S. Person.

(ll)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(mm)	“Withholding Tax Amount” has the meaning set out in Section 3.8.

1.3	Construction

In the Plan, unless otherwise expressly stated or if the context otherwise requires:

(a)	the division of the Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the Plan;

(b)	the terms “the Plan”, “herein”, “hereby”, “hereof” and “hereunder” and similar expressions refer to the Plan in its entirety and not to any particular provision hereof;

(c)	references to Articles and Sections followed by a number or letter refer to the specified articles and sections of the Plan;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”; and

(f)	whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

ARTICLE 2
STOCK OPTION PLAN

2.1	Participation

The Board may, from time to time, in its discretion, subject to the provisions of the Plan, grant Options to Eligible Persons.

2.2	Determination of Option Recipients

The Board shall make all necessary or desirable determinations regarding the granting of Options to such Eligible Persons as the Board deems appropriate, and may take into consideration the present and potential contributions of a particular Eligible Person to the success of the Company and any other factors which it may deem proper and relevant.

2.3	Exercise Price

The Exercise Price for each Share subject to an Option shall be determined by the Board, in its discretion, at the time of the Option grant, which Exercise Price will not be lower than (i) if the Shares are not listed on an Exchange, the fair market value of a Share as determined by the Board in good faith, and (ii) if the Shares are listed on an Exchange, the last closing price of a Share on the Exchange preceding the time of the Option grant, rounded up to the nearest whole cent. If the Exercise Price of an Option is expressed in a different currency than the closing price of a Share on the Exchange, the closing price will be converted into the currency of the Exercise Price using the Bank of Canada daily indicative exchange rate on the trading day immediately preceding the date of the Option grant.

2.4	Grant of Options

The Board may at any time authorize the granting of Options to such Eligible Persons as it may select for the number of Shares that it shall designate, subject to the provisions of the Plan. The date of each grant of Options shall be determined by the Board when the grant is authorized.

2.5	Stock Option Plan Certificate

Each Option granted to an Optionee shall be evidenced by a Stock Option Plan Certificate detailing the terms of the Option. Upon the delivery of a Stock Option Plan Certificate to an Optionee by the Company, the Optionee shall have the right to purchase the Shares underlying the Option at the Exercise Price set out therein, subject to any provisions with respect to the vesting of the Option and the provisions of the Plan.

2.6	Terms of Options

The periods during which Options may be exercised and the number of Options which may be exercised in any given period shall be determined by the Board at the time of granting Options. Unless the Board determines otherwise and subject to any accelerated termination in accordance with the Plan, each Option shall expire on the fifth anniversary of the date on which it was granted. In no event may an Option expire later than the tenth anniversary of the date on which it was granted.

2.7	Exercise of Option

Subject to the provisions of the Plan and any vesting provisions to which the Option may be subject, an Option that has vested may be exercised from time to time by delivery to the Company of a completed Notice of Exercise, specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the aggregate Exercise Price for such Shares and any amount required by the Company pursuant to Section 3.8 as a condition to the exercise of the Option. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such Notice of Exercise and payment.

2.8	Cashless Exercise of Option

In lieu of paying the aggregate Exercise Price to purchase Shares as set forth in Section 2.7, but subject to Section 3.8, the Optionee may elect to receive, without payment of cash, in consideration for the surrender of the applicable portion of a then vested and exercisable Option to the Company, a number of Shares determined in accordance with the following formula:

A = B (C – D)/C,

where:

A = the number of Shares to be issued to the Optionee pursuant to this Section 2.8;

B = the number of Shares otherwise issuable upon the exercise of the Option or the portion of the Option being exercised;

C = the closing price of a Share on the Exchange on the trading day immediately preceding the date of delivery of a Notice of Cashless Exercise by the Optionee to the Company, rounded up to the nearest whole cent.

D = the Exercise Price.

If the Exercise Price of an Option is expressed in a different currency than the closing price of a Share on the Exchange, the closing price will be converted into the currency of the Exercise Price using the Bank of Canada average rate of exchange on the trading day immediately preceding the date of the Option grant.

2.9	Hold Period

Shares issued upon the exercise of an Option may be subject to a hold period imposed by the TSX or under applicable securities laws, in which case the certificates representing such Shares shall be legended accordingly.

2.10	Vesting

Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board on the date of the Option grant, and as indicated in the Stock Option Plan Certificate. The Board in its discretion may accelerate the date upon which any Option vests and becomes exercisable. No unvested Options may be exercised by an Optionee. An Optionee has no entitlement to compensation in respect of unvested, non-exercised and/or terminated Options, nor any claim for damages in lieu thereof, except as otherwise expressly required by minimum standards legislation, if applicable.

2.11	Black Out Periods

If the date on which an Option held by an Optionee is scheduled to expire occurs during, or within 10 Business Days after the last day of, a Black Out Period applicable to such Optionee, then the date on which such Option will expire shall be extended to the last day of such 10 Business Day period.

2.12	Death of Optionee

If an Optionee ceases to be an Eligible Person by reason of death, any Options held by such Optionee on the date of his death shall only be exercisable by the Heir of such Optionee. All such Options shall be exercisable only (i) to the extent that the Optionee was entitled to exercise such Options on the date of his death and (ii) until the one-year anniversary of the death of the Optionee or the Expiry Date of the Option, whichever is earlier.

2.13	Permanent Disability of Optionee

If an Optionee ceases to be an Eligible Person while on permanent disability (which determination shall be made by the Board in its discretion, subject to the duty to accommodate in accordance with human rights legislation if applicable), any Options held by such Optionee shall be exercisable by the Optionee or his legal representatives. Such Optionee’s Options shall be exercisable only (i) to the extent that the Optionee was entitled to exercise such Option on the date the Board determined his permanent disability and (ii) until the Expiry Date of the Option.

2.14	Termination for Cause

If an Employee, Management Company Employee or Officer is dismissed for cause (for this purpose, as determined by the Board in its discretion, or if applicable, as defined in the applicable person’s employment agreement) or a consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries as a result of a breach or default committed thereunder by a Consultant (as determined by the Board in its discretion, and whether or not such termination is effected in compliance with any termination provisions contained in the applicable consulting agreement or arrangement), any Options (whether vested or unvested) held by the Employee, Management Company Employee, Officer or applicable Consultant, as the case may be, shall terminate immediately upon receipt by the Optionee (or consulting firm, if applicable) of notice of such dismissal or termination and shall no longer be exercisable as of the date of such notice (or, if applicable, such other period set out in the Optionee’s employment or consulting agreement or arrangement or prescribed by law). In all such cases, where the cause asserted does not disqualify the Optionee from statutory notice in accordance with minimum standards legislation, if applicable, the exercisable date shall instead cease at the end of the required statutory notice period.

2.15	Termination of Employment, Term of Office or Agreement

If an Optionee ceases to be an Eligible Person (including upon the expiry of a consulting or management services agreement or arrangement), other than in the circumstances described in Section 2.12, 2.13 or 2.14, any Options held by such Optionee on the date the Optionee ceases to provide services to the Company or any of its Subsidiaries shall be exercisable only (i) to the extent that the Optionee is entitled to exercise such Options as of such date, which date shall be adjusted to reflect the end of the statutory notice period where required under minimum standards legislation, if applicable, and (ii) until the 30th day after such date (or such other period as may be determined by the Board in its discretion, set out in the Optionee’s employment or consulting agreement or arrangement, if applicable, or prescribed by law) or the Expiry Date of the Option, whichever is earlier.

2.16	Effect of Take-Over Bid

If a bona fide take-over bid (as such term is defined in the Securities Act, and referred to herein as an “Offer”) for Shares is made, which Offer, if successful, would result in a Change of Control, then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of the full particulars of the Offer. The Board may, in its discretion, amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of any outstanding Option or the Plan, each outstanding Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)	the Offer expires or is withdrawn and no Shares are taken up pursuant to the Offer;

(b)	the Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect of the Offer;

then at the discretion of the Board, the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall, subject to applicable laws, be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and the terms of such Option as set forth in the Plan and the applicable Stock Option Plan Certificate shall again apply to the Option. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the Exercise Price paid for such Optioned Shares without interest or deduction.

2.17	Effect of Reorganization, Amalgamation or Merger

If the Company is reorganized, amalgamated or merges or combines with or into another person or completes a plan of arrangement, then, at the discretion of the Board, the Optionee shall be entitled to receive upon the subsequent exercise of his Option in accordance with the terms thereof, and shall accept in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, the aggregate number or amount of securities, property, cash and/or any other consideration the Optionee would have been entitled to receive as a result of such transaction if, on the record date of such transaction, the Optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon the exercise of his Option, and such adjustment shall be binding for all purposes of the Plan.

2.18	Effect of Change of Control

If a Change of Control occurs the Board may in its discretion, (a) amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of any outstanding Option or the Plan, such that any outstanding Option may be exercised in whole or in part by the Optionee and/or (b) determine that all holders of outstanding Options with an exercise price equal to or greater than the price per Share provided for in the transaction giving rise to such Change of Control shall be entitled to receive and shall accept, immediately prior to or concurrently with the transaction giving rise to such Change of Control, in consideration for the surrender of such Options, the value of such Options determined in accordance with the Black and Scholes Option Pricing Model, as determined by the Board.

2.19	Adjustment in Shares

If there is any change in the Shares resulting from or by means of a declaration of stock dividends, or any consolidation, subdivision or reclassification of the Shares, or otherwise, the number of Shares subject to any Option, the Exercise Price thereof and the maximum number of Shares which may be issued under the Plan in accordance with Section 3.1(a) shall be adjusted appropriately by the Board in its discretion and such adjustment shall be effective and binding for all purposes of the Plan.

2.20	Effect of an Adjustment

Any adjustment under Section 2.17 or Section 2.19 (collectively, the “Adjustment Provisions”) will take effect at the time of the event giving rise to such adjustment. The Adjustment Provisions are cumulative. The Company will not be required to issue fractional Shares in satisfaction of its obligations under the Plan. Any fractional interest in a Share that would, except for this provision, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company. If any questions arise at any time with respect to the Exercise Price or number of Shares deliverable upon the exercise of an Option as a result of any of the events set out in Section 2.16, 2.17, 2.18, 2.19 or 2.20 such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of chartered accountants that the Board may designate and who will have access to all appropriate records of the Company, and such determination will be binding upon the Company and all Optionees.

ARTICLE 3
GENERAL

3.1	Maximum Number of Shares

(a)	The aggregate number of Shares that may be reserved for issuance pursuant to the Plan and all other Share Compensation Arrangements shall not exceed 10% of the number of Shares issued and outstanding from time to time.

(b)	Any Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option. No fractional Shares may be issued under the Plan.

(c)	Upon the partial or full exercise of an Option, the Shares issued upon such exercise automatically become available to be made the subject of a new Option, provided that the total number of Shares reserved for issuance under the Plan does not exceed 10% of the number of Shares then issued and outstanding.

(d)	The aggregate number of Shares reserved for issuance pursuant to the Plan or any other Share Compensation Arrangement to any one Participant shall not exceed 5% of the number of Shares issued and outstanding at any time.

(e)	The aggregate number of Shares issuable pursuant to the Plan or any other Share Compensation Arrangement to Insiders shall not exceed 10% of the number of Shares issued and outstanding at any time.

(f)	The aggregate number of Shares issued to Insiders pursuant to the Plan or any other Share Compensation Arrangement, within any one-year period, shall not exceed 10% of the number of Shares then issued and outstanding.

3.2	Transferability

Options are non-assignable and non-transferable. During the lifetime of the Optionee, an Option granted to the Optionee shall be exercisable only by the Optionee and, upon the death of an Optionee, by the legal representative of the estate or the person to whom the Optionee’s rights shall have passed by testate succession or by the laws of descent and distribution (the “Heir”) may exercise any Option in accordance with the provisions of Section 2.12, as applicable. Any attempt to otherwise assign or transfer an Option (or any interest therein) shall be null and void.

3.3	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any of its Subsidiaries, or interfere in any way with the right of the Company or any of its Subsidiaries, to terminate the Optionee’s employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4	No Shareholder Rights

An Optionee shall not have any of the rights or privileges of a Shareholder with respect to any of the Shares covered by an Option until the Optionee exercises such Option in accordance with the terms thereof and the Plan (including tendering payment in full of the aggregate Exercise Price for the Shares in respect of which the Option is being exercised) and the issuance of the Shares by the Company.

3.5	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to each Optionee, the details of each Option granted and the number of Options outstanding.

3.6	Necessary Approvals

Notwithstanding any of the provisions contained in the Plan or in any Option, the Company’s obligation to issue Shares to an Optionee upon the exercise of an Option shall be subject to the following:

(a)	completion of such registration or other qualification of such Shares and the receipt of any approvals of governmental authority or stock exchange as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on the TSX or any other stock exchange on which the Shares may then be listed for trading; and

(c)	the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In connection with the foregoing, the Company shall, to the extent necessary, take all steps determined by the Board in its discretion to be reasonable to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the TSX or any other stock exchange on which the Shares are then listed for trading. If any Shares cannot be issued to an Optionee for any reason, including the failure to obtain the aforementioned approvals, registrations and qualifications, then the obligation of the Company to issue such Shares shall terminate (without penalty or payment of any compensation or damages) and any Exercise Price paid by an Optionee to the Company shall be returned to the Optionee without interest or deduction.

3.7	Administration of the Plan

The Board is authorized to administer and interpret the Plan and to from time to time adopt, amend and rescind rules and regulations relating to the Plan; provided that the Board shall be entitled to delegate such administration to a committee of the Board. The interpretation and construction of any provision of the Plan by the Board shall be conclusive and binding on the Company and other persons. Day-to-day administration of the Plan shall be the responsibility of the appropriate Officers and all costs in respect thereof shall be paid by the Company.

3.8	Taxes

Upon the exercise of an Option, the Optionee shall make arrangements satisfactory to the Company regarding the payment of any taxes required by any applicable law to be paid in connection with the exercise of the Option. In order to satisfy the Company’s or any Subsidiaries’ obligation, if any, to remit an amount to a taxation authority on account of the Optionee’s taxes in respect of the exercise or other disposition of an Option (the “Withholding Tax Amount”), each of the Company and applicable Subsidiary shall have the right, in its discretion, to:

(a)	withhold amounts from any amount or amounts owing to the Optionee, whether under this Plan or otherwise;

(b)	require the Optionee to pay to the Company the Withholding Tax Amount as a condition to the exercise of the Option by the Optionee; or

(c)	withhold from the Shares otherwise deliverable to the Optionee upon the exercise of the Option such number of Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Shares to be sold on the Optionee’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Optionee.

Notwithstanding the foregoing, nothing shall preclude the Company and the Optionee from agreeing to use a combination of the methods described in this Section 3.8 or some other method to fund the Withholding Tax Amount.

3.9	Amendment or Discontinuance of the Plan

The Board may from time to time, subject to applicable law and any required approval of the TSX, any other stock exchange on which the Shares are then listed for trading or any other regulatory authority having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted thereunder and the Stock Option Plan Certificate relating thereto; provided, however, that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect the rights of an Optionee under any Option previously granted under the Plan without the consent of that Optionee.

(a)	For greater certainty and without limiting the generality of the foregoing, Shareholder approval shall not be required for the following amendments, subject to any regulatory approvals, including, where required, the approval of the TSX:

(i)	amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or any stock exchange;

(ii)	amendments of a “housekeeping”, clerical, technical or stylistic nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

(iii)	changing the terms and conditions governing any Option(s) granted under the Plan, including the vesting terms, the exercise and payment method, the Exercise Price and the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person;

(iv)	determining that any of the provisions of the Plan concerning the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person shall not apply for any reason acceptable to the Board;

(v)	amendments to the definition of Eligible Person;

(vi)	changing the termination provisions of the Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option’s originally scheduled expiry date;

(vii)	changing the terms and conditions of any financial assistance which may be provided by the Company to Optionees to facilitate the purchase of Shares under the Plan, or adding or removing any provisions providing for such financial assistance;

(viii)	amendments to the cashless exercise feature set out in Section 2.8;

(ix)	the addition of or amendments to any provisions necessary for Options to qualify for favourable tax treatment to Optionees or the Company under applicable tax laws or otherwise address changes in applicable tax laws;

(x)	amendments relating to the administration of the Plan; and

(xi)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules or policies of any stock exchange upon which the Shares trade from time to time.

(b)	Notwithstanding anything contained in the Plan to the contrary, no amendment requiring the approval of the Shareholders under applicable law or the rules or policies of any stock exchange upon which the Shares trade from time to time shall become effective until such approval is obtained. In addition to the foregoing, the approval of Shareholders by ordinary resolution shall be required for:

(i)	any amendment to the provisions this Section 3.9 that is not an amendment within the nature of Sections 3.9(a)(i) and 3.9(a)(ii);

(ii)	any increase in the maximum number of Shares that can be issued under the Plan, except in connection with an adjustment made in accordance with the Adjustment Provisions;

(iii)	any reduction in the Exercise Price of an Option granted under the Plan (including the cancellation and re-grant of an Option, constituting a reduction of the Exercise Price of an Option), except in connection with an adjustment made in accordance with the Adjustment Provisions;

(iv)	any amendment to extend the expiry of an Option beyond its original Expiry Date;

(v)	any amendment to Section 3.1(e) or Section 3.1(f) to increase participation by Insiders; and

(vi)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided further that, in the case of any amendment or variance referred to (I) in clause (v) of this Section 3.9(b), Insiders are not eligible to vote their Shares in respect of the required approval of the Shareholders, and (II) in clauses (iii), (iv) or (vi) of this Section 3.9(b), Insiders who shall benefit from such amendment or variance are not eligible to vote their Shares in respect of the required approval of the Shareholders.

3.10	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.11	Interpretation

The Plan and all other agreements entered into pursuant to the Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

3.12	Compliance with Applicable Law

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

3.13	Effective Date

The Plan shall only become effective upon the approval of the Board and Shareholders.

3.14	Application of U.S. Securities Laws

Neither the Options which may be granted pursuant to the provisions of the Plan nor the Shares which may be purchased pursuant to the exercise of Options have been registered under the U.S. Securities Act or under any securities law of any state of the United States of America, unless the Company has made a determination to register such Shares or Options. Accordingly, any Participant who is or becomes a U.S. Option Holder, who is granted an Option in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States shall by acceptance of the Options be deemed to represent, warrant, acknowledge and agree that:

(a)	the Participant is acquiring the Options and any Shares acquired upon the exercise of such Options as principal and for the account of the Participant for investment purposes only;

(b)	in granting the Options and issuing the Shares to the Participant upon the exercise of such Options, the Company is relying on the representations and warranties of the Participant contained in this Plan relating to the Options to support the conclusion of the Company that the granting of the Options and the issue of Shares upon the exercise of such Options do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States of America;

(c)	each certificate representing shares issued upon the exercise of such Options to a U.S. Option Holder shall bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that if such Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

“The undersigned (A) acknowledges that the sale of _______________ common shares represented by Certificate Number(s) ________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company or a “distributor”, as defined in Regulation S, or an affiliate of a “distributor”; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” within the meaning of Rule 902(b) of Regulation S under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings as used in Regulation S.”;

(d)	other than as contemplated by subsection (c) of this Section 3.14, prior to making any disposition of any Shares acquired pursuant to the exercise of such Options which might be subject to the requirements of the U.S. Securities Act, the U.S. Option Holder shall give written notice to the Company describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Company to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)	other than as contemplated by subsection (c) of this Section 3.14, the U.S. Option Holder will not attempt to effect any disposition of the Shares owned by the U.S. Option Holder and acquired pursuant to the exercise of such Options or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Company that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States of America and then will only dispose of such Shares in the manner so proposed;

(f)	the Company may place a notation on the records of the Company to the effect that none of the Shares acquired by the U.S. Option Holder pursuant to the exercise of such Options shall be transferred unless the provisions of the Plan have been complied with; and

(g)	the effect of these restrictions on the disposition of the Shares acquired by the U.S. Option Holder pursuant to the exercise of such Options is such that the U.S. Option Holder may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection (c) of this Section 3.14.

ARTICLE 4

OPTIONS GRANTED TO U.S. PARTICIPANTS

4.1	Definitions

(a)	The following definitions will apply solely for purposes of this Article 4.

(b)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(c)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 422(e)(3) and 422(c)(6) of the Code.

(d)	“ISO Employee” means a person who is an employee of the Company (or of any Parent or Subsidiary) for purposes of section 422 of the Code.

(e)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing price of the Company’s Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the date the Shares are to be valued.

(f)	“Grant Date” means, with respect to any Option, the date on which the Board makes the determination to grant such Option or any later date specified by the Board.

(g)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.

(h)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

(i)	“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each corporation in such chain (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Parent” is intended to comply with, and will be interpreted consistently with, section 424(e) of the Code.

(j)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(k)	“U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.

(l)	“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

4.2	Terms and Conditions of Options Granted to U.S. Participants

In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to Options granted to a U.S. Participant.

(a)	The number of Shares available for granting Incentive Stock Options under the Plan may not exceed 3,000,000. For greater certainty, such number of Shares is a subset of, and not in addition to, the maximum number of Shares reserved for issuance pursuant to Section 3.1(a).

(b)	The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

(c)	In addition to the other provisions of this Plan, the following limitations and requirements will apply to an Incentive Stock Option:

(i)	An Incentive Stock Option may be granted only to an ISO Employee (including a director or officer who is also an ISO Employee) of the Company (or any Subsidiary of the Company).

(ii)	The extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any parent or subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code, such excess shall be considered Nonqualified Stock Options.

(iii)	The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option. For greater certainty, the minimum Exercise Price set forth in Section 2.3 will also apply to each Incentive Stock Option.

(iv)	Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(v)	If a Participant ceases to be employed by the Company (or by any Parent or Subsidiary of the Company), whether voluntarily or involuntarily, other than death, Disability or cause, such Option will no longer qualify as an Incentive Stock Option as of the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. Notwithstanding the foregoing, if a Participant’s termination of employment is due to Disability, then such Incentive Stock Option shall cease to qualify as an Incentive Stock Option as of the earlier of (i) the date that is one year after the date on which the Participant ceases to be employed by the Company (or by any subsidiary of the Company) due to such Disability or (ii) the expiration of the term of such Incentive Stock Option. For greater certainty, the limitations in this paragraph govern the U.S. federal income tax treatment of an outstanding Option and whether it will continue to qualify as an ISO. Nothing in this paragraph shall have the effect of extending the period during which an Option otherwise may be exercised pursuant to its terms. For purposes of this Section 4.2(c)(v), the employment of a U.S. Participant who has been granted and Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

(vi)	Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant;

(vii)	Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged or hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution; and

(viii)	No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Company.

(ix)	Notwithstanding any other provision of this Plan to the contrary, no Option granted to a U.S. Participant may be extended beyond its Expiry Date if such extension would cause the Option to become deferred compensation subject to Section 409A of the Code.

(d)	Options granted under the Plan are intended to be exempt from section 409A of the Code. The Plan, and Options granted under the Plan, will be interpreted and administered accordingly. The Board may use its reasonable efforts to ensure that any adjustment with respect to the Option Exercise Price for and number of Option Shares subject to an Option granted to a U.S. Participant pursuant to this Plan will be made so as to comply with, and not create any adverse consequences under, sections 424 and 409A of the Code.

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EXHIBIT “A”

HIGHLANDER SILVER CORP.

STOCK OPTION PLAN CERTIFICATE

This Certificate is issued pursuant to the provisions of the Stock Option Plan dated as of [DATE], 2025, as may be amended from time to time (the “Plan”) of Highlander Silver Corp. (the “Company”) and evidences that ______________________ ___________________(the “Optionee”) is the holder of an option (the “Option”) to purchase up to __________________ _____________ common shares (“Shares”) in the capital stock of the Company at a purchase price of $_____________ per Share.

Subject to the provisions of the Plan:

(a)	the Option was awarded to the Optionee as of _________________(the “Award Date”); and

(b)	the Option shall expire on ____________________(the “Expiry Date”).

The right to purchase Shares under the Option shall vest in increments over the term of the Option as follows:

Date	Number of Shares which may be Purchased

The Option may be exercised in accordance with its terms, subject to the provisions of the Plan, at any time and from time to time from and including the Award Date through to and including up to 5:00 pm local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Company a Notice of Exercise or a Notice of Cashless Exercise (as each such term is defined in the Plan), in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to “Highlander Silver Corp.” in an amount equal to the aggregate exercise price of the Shares in respect of which the Option is being exercised. No unvested Options can be exercised.

This Certificate and the Option evidenced hereby are not assignable or transferable and are subject to the terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded as of this __________day of ___________________________.

By signing this Certificate, the Optionee acknowledges that:

1.	the Optionee has read and understands the Plan and agrees to the terms and conditions of both the Plan and this Certificate;

2.	the Optionee is a bona fide Director, Officer, Employee, Management Company Employee or Consultant (as each such term is defined in the Plan), as the case may be, and is participating in the Plan voluntarily;

3.	in order to satisfy the Company’s obligation, if any, to remit a Withholding Tax Amount (as such term is defined in the Plan), the Company has the right to, among other things:

(a)	withhold amounts from any amount or amounts owing to the Optionee, whether under the Plan or otherwise;

(b)	require the Optionee to pay to the Company the Withholding Tax Amount as a condition to the exercise of the Option by the Optionee; and

(c)	withhold from the Shares otherwise deliverable to the Optionee upon the exercise of the Option such number of Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Shares to be sold on the Optionee’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Optionee;

4.	the Optionee consents to the disclosure by the Company of personal information regarding the Optionee to the Toronto Stock Exchange (the “TSX”) (or any other stock exchange or quotation system on which the Shares are listed or quoted for trading) and to the collection, use and disclosure of such information by the TSX, as the TSX (or any other stock exchange or quotation system on which the Shares are listed or quoted for trading) may determine; and

5.	if the Optionee is a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the Optionee has prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for U.S. Option Holders substantially in the form provided by the Company (attached hereto as Schedule A), which is true and correct in every material respect as of the date hereof.

The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended.

The certificate for the Shares shall bear any legend required under applicable securities laws or by the TSX (or any other stock exchange or quotation system on which the Shares are listed or quoted for trading).

HIGHLANDER SILVER CORP.

by
Name:
Title:

Witness	Signature of Optionee

Name of Witness (Print)	Name of Optionee (Print)

SCHEDULE A TO EXHIBIT A

STOCK OPTION PLAN

SUPPLEMENTAL ACKNOWLEDGMENT AND AGREEMENT
(U.S. OPTION HOLDER)

Notice is hereby given that, effective this ____________day of ______________, 20_______ (the “Effective Date”) Highlander Silver Corp. (the “Company”) has granted to ____________________(the “Option Holder”) an option (the “Option”) to acquire ______________common chares (“Shares”) up to 5:00 p.m., Vancouver Time, on the _________day of _____________, 20_______ (the “Expiry Date”) at a purchase price of Cdn$ ___________per share (the “Exercise Price”).

The Shares may be acquired as follows:

__________________________________

__________________________________

__________________________________

__________________________________

The grant of the Option evidence hereby is made subject to the terms and conditions of the Stock Option Plan dated as of [DATE], 2025, as may be amended from time to time (the “Plan”) of the Company, the terms and conditions of which are hereby incorporated herein.

Neither the Option nor the Shares have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The Option may not be exercised in the United States unless registered under the U.S. Securities Act or an exemption from such registration requirement is available. Any Shares issued to the Option Holder in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

The Option Holder acknowledges that the Option is [not] intended to qualify as “incentive stock options” in accordance with the terms of Section 422 of Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. The Option Holder acknowledges that the Company may have federal, state, provincial or local tax withholding and reporting obligations and consents to such actions by the Company as may reasonably be required to comply with such obligations in connection with the exercise of the Option. The acceptance and exercise of the Option and the sale of Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and other tax and securities laws which may vary depending on the individual circumstances of the Option Holder. Accordingly, the Option Holder acknowledges that the Option Holder has been advised to consult the Option Holder’s personal legal and tax advisors in connection with this Agreement and the Option Holder’s dealings with respect to the Option or the Shares.

To exercise your Option, deliver a written Exercise Notice in the form attached as Exhibit B to the Company’s Stock Option Plan, specifying the number of Shares you wish to acquire, together with a certified cheque or bank draft payable to “Highlander Silver Corp.” in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which the Option is being exercised or deliver a written Exercise Notice in the form attached as Exhibit C to the Company’s Stock Option Plan, specifying the number of Shares you wish to acquire. A certificate for the Shares so acquired will be issued by the transfer agent as soon as possible thereafter.

HIGHLANDER SILVER CORP.

Per:
Authorized Signatory	Employee Signature

EXHIBIT “B”

NOTICE OF EXERCISE

TO:	Highlander Silver Corp.
555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1

1.	Exercise of Option

The undersigned hereby irrevocably gives notice pursuant the Stock Option Plan dated as of [DATE], 2025, as may be amended from time to time (the “Plan”) of Highlander Silver Corp. (the “Company”) of the exercise of an option (the “Option”) to purchase common shares (“Shares”) in the capital stock of the Company at a purchase price of $ _____________per Share (the “Exercise Price”), and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	Shares

which are the subject of the option certificate attached hereto.

Calculation aggregate Exercise Price for the Shares:

(a)	number of Shares to be acquired on exercise of the Option:	______________Shares

(b)	times the Exercise Price:	$_____________

	Aggregate Exercise Price, as enclosed herewith:	$_____________

The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $ , payable to “Highlander Silver Corp.” in an amount equal to the aggregate Exercise Price, as calculated above, and directs the Company to issue a share certificate evidencing the Shares so purchased in the name of the undersigned to be mailed to the undersigned at the following address:

__________________________________________

__________________________________________

__________________________________________

In connection with such exercise, the undersigned represents, warrants and covenants to the Company (and acknowledges that the Company is relying thereon) that (check one):

☐	1.	The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the options are not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); or

☐	2.	The undersigned represents, warrants and covenants to the Company that:

(a)	the undersigned understands and agrees that:

☐ (i) the Shares have not been and will not be registered under the U.S. Securities Act and the Shares are being offered and sold by the Company in reliance upon an exemption from registration under the U.S. Securities Act; or

☐ (ii) the Shares have been registered under the U.S. Securities Act and paragraph (c) below does not apply;

(b)	if the undersigned is a U.S. person, the undersigned confirms that the representations and warranties of the undersigned set forth in the Acknowledgement and Agreement for U.S. Option Holders remain true and correct as of the date hereof; and

(c)	unless the shares have been registered under the U.S. Securities Act, the undersigned understands that upon the issuance of the Shares, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if Shares of the Company are being sold under clause (B) above, at a time when the Company is a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act, the legend may be removed by providing a declaration to the Company’s transfer agent in such form as the Company may from time to time prescribe together with such documentation as the Company or its transfer agent may require, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the U.S. Securities Act.

DATED the _____________________day of _______________________________.

Witness	Signature of Optionee

Name of Witness (Print)	Name of Optionee (Print)

EXHIBIT “C”

NOTICE OF CASHLESS EXERCISE

TO:	Highlander Silver Corp.
555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1

1.	Cashless Exercise of Option

The undersigned hereby irrevocably gives notice pursuant the Stock Option Plan dated as of [DATE], 2025, as may be amended from time to time (the “Plan”) of Highlander Silver Corp. (the “Company”) of the exercise of an option (the “Option”) to purchase common shares (“Shares”) in the capital stock of the Company at a purchase price of

$________________per Share (the “Exercise Price”), and hereby elects to receive such number of Shares determined pursuant to the formula set out in Section 2.8 of the Plan, based on the following information:

(a)	The number of Shares issuable upon the exercise of the Option or the portion of the Option being exercised: ________________Shares

(b)	The Exercise Price: $_______________

In connection with such cashless exercise, the undersigned represents, warrants and covenants to the Company (and acknowledges that the Company is relying thereon) that (check one):

☐	1.	The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the options are not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); or

☐	2.	The undersigned is a U.S. person, was offered the Shares in the United States or the options are being exercised within the United States or for the account or benefit of a U.S. person and the Options have been vested for more than one year and no consideration has been paid on exercise of the Options. The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the U.S. Securities Act.

(a)	The undersigned understands and agrees that:

☐ (i) the Shares have not been and will not be registered under the U.S. Securities Act and the Shares are being offered and sold by the Company in reliance upon an exemption from registration under the U.S. Securities Act; or

☐ (ii) the Shares have been registered under the U.S. Securities Act; and

(b)	If the undersigned is a U.S. person, the undersigned confirms that the representations and warranties of the undersigned set forth in the Acknowledgement and Agreement for U.S. Option Holders remain true and correct as of the date hereof.

☐	3.	If the options have been vested for less than one year and have not been registered under the U.S. Securities Act, the undersigned represents, warrants and covenants to the Company that:

(a)	the undersigned understands and agrees that the Shares are being offered and sold by the Company in reliance upon an exemption from registration under the U.S. Securities Act;

(b)	if the undersigned is a U.S. person, the undersigned confirms that the representations and warranties of the undersigned set forth in the Acknowledgement and Agreement for U.S. Option Holders remain true and correct as of the date hereof; and

(c)	the undersigned understands that until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if Shares of the Company are being sold under clause (B) above, at a time when the Company is a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act, the legend may be removed by providing a declaration to the Company’s transfer agent in such form as the Company may from time to time prescribe together with such documentation as the Company or its transfer agent may require, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the U.S. Securities Act.

DATED the __________day of_______________________________.

Witness	Signature of Optionee

Name of Witness (Print)	Name of Optionee (Print)